Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Record Adjusted Property EBITDA in Second Quarter 2019

and Increase in Quarterly Dividend to US$0.16512 per ADS

Macau, Wednesday, July 24, 2019 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today reported its unaudited financial results for the second quarter of 2019.

Total operating revenues for the second quarter of 2019 were US$1,442.7 million, representing an increase of approximately 17% from US$1,228.6 million for the comparable period in 2018. The increase in total operating revenues was primarily attributable to better performance in the rolling chip and mass market table games segments and higher non-gaming revenue as a result of the opening of Morpheus in June 2018.

Operating income for the second quarter of 2019 was US$205.3 million, compared with operating income of US$118.1 million in the second quarter of 2018, representing an increase of 74%.

Adjusted property EBITDA(1) was US$442.2 million for the second quarter of 2019 compared to Adjusted property EBITDA of US$355.5 million in the second quarter of 2018, representing an increase of 24%.

Net income attributable to Melco Resorts & Entertainment Limited for the second quarter of 2019 was US$100.3 million, or US$0.22 per ADS, compared with US$57.3 million, or US$0.12 per ADS, in the second quarter of 2018. The net loss attributable to noncontrolling interests during the second quarter of 2019 and 2018 were US$3.0 million and US$4.1 million, respectively, which were related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “During the second quarter of 2019, all of Melco’s Macau Integrated Resorts delivered strong mass table games revenue growth, which drove Group-wide Property EBITDA to expand approximately 24% year-over-year to an all-time-high of US$442 million.

“The further ramp up of the award-winning Morpheus and opening of the new VIP area on the second floor helped City of Dreams deliver a strong set of results in the second quarter of 2019, with VIP volumes, mass table gaming revenue and Property EBITDA all experiencing significant growth.

“During the second quarter, Studio City and Altira also delivered strong mass table gaming revenue growth, highlighting strength in Macau’s mass gaming market and Melco’s dominant foothold in the city’s mass and premium mass gaming segments.

“Melco’s dedication to excellence has been widely recognized, most recently by the 2019 Asia Pacific Property Awards with Morpheus being awarded as the winner of Best Hotel Architecture Macau and Best New Hotel Construction & Design Macau. ‘The House of Dancing Water’, Melco’s award-winning show, has also been recognized by Global Gaming Expo (G2E) Asia Awards 2019 as the Best Integrated Resorts Non-Gaming Attraction. These recognitions have positioned Melco as a leading integrated resort operator in Asia.

“At Studio City, we continue to enhance our entertainment offerings with a series of property upgrades, which include the opening of the pop-up ‘Legend Heroes Park’ in January, the ‘Show House’ Night Club in February and the ‘Flip Out’ Trampoline Park in May. Soon, we will open the permanent, 50,000 square feet Legend Heroes VR Park, which should be Asia’s largest Virtual Reality Zone.

“The Board has, after evaluating the Company’s current liquidity position and future expected capital needs, decided to increase the quarterly cash dividend by 6% to US$0.05504 per ordinary share, which is equivalent to US$0.16512 per ADS, from the previous quarterly dividend of US$0.0517 per ordinary share.

“In May 2019, the Company announced its agreement to acquire a 19.99% stake in Crown Resorts Limited (“Crown”) from CPH Crown Holdings Pty Limited. We believe Melco’s investment in Crown is an incredible opportunity to purchase a strategic stake in what we believe to be Australia’s premier provider of true integrated resort experiences.

“In June 2019, the Company announced its agreement to acquire from Melco International Development Limited (“Melco International”) all of Melco International’s holdings of ordinary shares of ICR Cyprus Holdings Limited (“ICR Cyprus”), which represents a 75% equity interest in ICR Cyprus. ICR Cyprus and its subsidiaries are developing the City of Dreams Mediterranean integrated destination resort project in Cyprus. The City of Dreams Mediterranean project is currently under development and scheduled to open in 2021, upon which it is expected to be the largest and premier integrated destination resort in Europe.

“Lastly, Japan continues to be a core focus for us. In May, we released designs of our proposed Osaka Integrated Resort – City of the Future. We have also participated in the Yokohama RFI and will participate in the Osaka RFC. With our focus on the Asian premium segment, high quality assets, dedication to world-class entertainment offerings, market-leading social safeguards and compliance culture, and our commitment to being an ideal partner to local governments and communities alike, we believe Melco is in a strong position to help Japan realize a vision for an integrated resort development with unique Japanese touch.”

City of Dreams Second Quarter Results

For the quarter ended June 30, 2019, total operating revenues at City of Dreams were US$790.8 million compared to US$577.8 million in the second quarter of 2018. City of Dreams generated Adjusted EBITDA of US$250.8 million in the second quarter of 2019 compared with Adjusted EBITDA of US$171.5 million in the second quarter of 2018. The year-over-year increase in Adjusted EBITDA was primarily a result of better performances in the rolling chip and mass market table games segments.

Rolling chip volumes totaled US$14.9 billion for the second quarter of 2019 versus US$10.5 billion in the second quarter of 2018. The rolling chip win rate was 3.16% in the second quarter of 2019 versus 2.88% in the second quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$1,372.2 million in the second quarter of 2019 compared with US$1,182.4 million in the second quarter of 2018. The mass market table games hold percentage was 31.6% in the second quarter of 2019 compared to 28.4% in the second quarter of 2018.

Gaming machine handle for the second quarter of 2019 was US$1,037.8 million, compared with US$1,116.9 million in the second quarter of 2018. The gaming machine win rate was 3.8% in the second quarter of 2019 versus 5.1% in the second quarter of 2018.

Total non-gaming revenue at City of Dreams in the second quarter of 2019 was US$98.4 million, compared with US$77.0 million in the second quarter of 2018.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2019, total operating revenues at Altira Macau were US$104.3 million compared to US$123.1 million in the second quarter of 2018. Altira Macau generated Adjusted EBITDA of US$8.5 million in the second quarter of 2019 compared with Adjusted EBITDA of US$18.3 million in the second quarter of 2018. The decline in Adjusted EBITDA was primarily a result of softer performance in the rolling chip segment.

Rolling chip volumes totaled US$4.4 billion in the second quarter of 2019 versus US$4.8 billion in the second quarter of 2018. The rolling chip win rate was 2.95% in the second quarter of 2019 versus 3.65% in the second quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop totaled US$150.0 million in the second quarter of 2019 versus US$131.9 million in the second quarter of 2018. The mass market table games hold percentage was 22.5% in the second quarter of 2019 compared with 19.7% in the second quarter of 2018.

Gaming machine handle for the second quarter of 2019 was US$83.5 million, compared with US$30.0 million in the second quarter of 2018. The increase was primarily due to an increase in average number of gaming machines to 171 in the second quarter of 2019, compared to 129 in the second quarter of 2018. The gaming machine win rate was 4.4% in the second quarter of 2019 versus 6.3% in the second quarter of 2018.

Total non-gaming revenue at Altira Macau in the second quarter of 2019 was US$6.6 million, compared with US$6.7 million in the second quarter of 2018.

Mocha Clubs Second Quarter Results

Total operating revenues from Mocha Clubs totaled US$28.9 million in the second quarter of 2019 as compared to US$28.0 million in the second quarter of 2018. Mocha Clubs generated US$5.3 million of Adjusted EBITDA in the second quarter of 2019 compared with US$5.2 million in the same period in 2018.

Gaming machine handle for the second quarter of 2019 was US$609.4 million, compared with US$618.5 million in the second quarter of 2018. The gaming machine win rate was 4.8% in the second quarter of 2019 versus 4.5% in the second quarter of 2018.

Studio City Second Quarter Results

For the quarter ended June 30, 2019, total operating revenues at Studio City were US$328.9 million compared to US$314.1 million in the second quarter of 2018. Studio City generated Adjusted EBITDA of US$94.8 million in the second quarter of 2019 compared with Adjusted EBITDA of US$73.2 million in the second quarter of 2018. The increase in Adjusted EBITDA was primarily a result of better performance in the mass market table games segment, partially offset by a softer performance in the rolling chip segment and lower non-gaming revenue.

Affected by the Macau market-wide VIP weakness, and by increasing competition in and around Cotai, Studio City’s rolling chip volumes totaled US$3.1 billion in the second quarter of 2019 versus US$6.1 billion in the second quarter of 2018. The rolling chip win rate was 2.76% in the second quarter of 2019 versus 2.66% in the second quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$877.0 million in the second quarter of 2019 compared with US$814.3 million in the second quarter of 2018. The mass market table games hold percentage was 29.2% in the second quarter of 2019 compared to 24.5% in the second quarter of 2018.

Gaming machine handle for the second quarter of 2019 was US$630.9 million, compared with US$614.9 million in the second quarter of 2018. The gaming machine win rate was 3.2% in the second quarter of 2019 versus 3.4% in the second quarter of 2018.

Total non-gaming revenue at Studio City in the second quarter of 2019 was US$36.9 million, compared with US$44.3 million in the second quarter of 2018.

City of Dreams Manila Second Quarter Results

For the quarter ended June 30, 2019, total operating revenues at City of Dreams Manila were US$176.1 million compared to US$173.9 million in the second quarter of 2018. City of Dreams Manila generated Adjusted EBITDA of US$82.8 million in the second quarter of 2019 compared to US$87.3 million in the comparable period of 2018.

With increased competition in the market, City of Dreams Manila’s rolling chip volumes totaled US$1.9 billion in the second quarter of 2019 versus US$3.0 billion in the second quarter of 2018. The rolling chip win rate was 5.21% in the second quarter of 2019 versus 3.70% in the second quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$192.8 million for the second quarter of 2019, compared with US$196.9 million in the second quarter of 2018. The mass market table games hold percentage was 30.4% in the second quarter of 2019 compared to 29.4% in the second quarter of 2018.

Gaming machine handle for the second quarter of 2019 was US$945.1 million, compared with US$855.9 million in the second quarter of 2018. The gaming machine win rate was 5.4% in the second quarter of 2019 versus 5.9% in the second quarter of 2018.

Total non-gaming revenue at City of Dreams Manila in the second quarter of 2019 was US$31.8 million, compared with US$29.2 million in the second quarter of 2018.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2019 were US$107.4 million, which mainly included interest expenses of US$75.9 million and other net non-operating expenses of US$23.1 million.

Depreciation and amortization costs of US$159.8 million were recorded in the second quarter of 2019 of which US$14.2 million was related to the amortization expense for our gaming subconcession and US$5.7 million was related to the amortization expense for the land use rights.

The Adjusted EBITDA for Studio City for the three months ended June 30, 2019 referred to in this report is US$12.3 million more than the Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated July 24, 2019 (the “Studio City earnings release”). The Adjusted EBITDA of Studio City contained in the Studio City earnings release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this report. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this report does not reflect certain costs related to the VIP operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2019 aggregated US$1.6 billion, including US$60.2 million of a bank deposit with original maturity over three months and US$44.4 million of restricted cash, which was primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the second quarter of 2019 was US$4.7 billion.

Capital expenditures for the second quarter of 2019 were US$173.7 million, which predominantly related to an addition to our air transport fleet and various projects at City of Dreams.

Amendment of Dividend Policy

To reaffirm Melco’s commitment to returning surplus capital to shareholders, our Board, after evaluating Melco’s current liquidity position and future expected capital needs, has amended its quarterly dividend policy from one targeting a quarterly cash dividend payment of US$0.0517 per ordinary share (equivalent to US$0.1551 per ADS, each representing three ordinary shares) of the Company to one targeting a quarterly cash dividend payment of US$0.05504 per ordinary share (equivalent to US$0.16512 per ADS) of the Company.

The new dividend policy will take effect beginning with any dividends declared by our Board for the second quarter of 2019 and continue until amended or otherwise determined by our Board. Distribution of dividends under this new dividend policy is subject to the Company’s accumulated and future earnings, cash availability, future commitments and other factors the Board may deem relevant.

Our Board will continue to review our dividend policy from time to time as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions.

Dividend Declaration

On July 24, 2019, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.05504 per ordinary share (equivalent to US$0.16512 per ADS) for the second quarter of 2019 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about August 15, 2019 to our shareholders whose names appear on the register of members of the Company at the close of business on August 5, 2019, being the record date for determination of entitlements to the Quarterly Dividend.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its second quarter 2019 financial results on Wednesday, July 24, 2019 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
Japan Toll	81 3 4503 6012
Japan Toll Free	012 092 5376
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1612 0306

Passcode	MLCO

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	6765429

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income” is net income before pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. The Company holds equity interests in Crown Resorts Limited (“Crown”), a company listed on the Australian Securities Exchange and which operates two of Australia’s leading integrated resorts, Crown Melbourne Entertainment Complex and Crown Perth Entertainment Complex. In the United Kingdom, Crown operates Crown Aspinalls, a high-end licensed casino in London. Crown’s development projects include the Crown Sydney Hotel Resort at Barangaroo on Sydney Harbour. Crown also holds equity interests in the Aspers Group and Nobu and has interests in various digital businesses. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$1,265,649	$1,069,525	$2,442,298	$2,223,278
Rooms	86,411	67,795	170,480	135,366
Food and beverage	57,421	46,582	113,594	94,830
Entertainment, retail and other	33,172	44,728	78,327	88,304

Total operating revenues	1,442,653	1,228,630	2,804,699	2,541,778

OPERATING COSTS AND EXPENSES
Casino	(806,968)	(710,665)	(1,577,979)	(1,464,714)
Rooms	(21,845)	(17,142)	(44,338)	(32,968)
Food and beverage	(43,564)	(36,950)	(88,442)	(74,037)
Entertainment, retail and other	(26,423)	(22,404)	(48,231)	(45,366)
General and administrative	(141,783)	(126,591)	(269,771)	(234,817)
Payments to the Philippine Parties	(23,203)	(23,617)	(37,255)	(34,994)
Pre-opening costs	(7)	(28,765)	(2,572)	(31,113)
Development costs	(3,920)	(3,018)	(9,440)	(6,907)
Amortization of gaming subconcession	(14,209)	(14,310)	(28,395)	(28,619)
Amortization of land use rights	(5,664)	(5,704)	(11,319)	(11,408)
Depreciation and amortization	(139,955)	(111,747)	(276,457)	(221,434)
Property charges and other	(9,774)	(9,637)	(17,206)	(16,183)

Total operating costs and expenses	(1,237,315)	(1,110,550)	(2,411,405)	(2,202,560)

OPERATING INCOME	205,338	118,080	393,294	339,218

NON-OPERATING INCOME (EXPENSES)
Interest income	1,448	1,286	3,572	2,695
Interest expenses, net of capitalized interest	(75,922)	(61,383)	(145,545)	(120,119)
Other finance costs	(507)	(1,390)	(790)	(2,767)
Foreign exchange (losses) gain, net	(9,373)	(4,253)	(9,868)	371
Other (expenses) income, net	(23,071)	3,257	(16,360)	1,451
Loss on extinguishment of debt	—	—	(3,721)	—
Costs associated with debt modification	—	—	(579)	—

Total non-operating expenses, net	(107,425)	(62,483)	(173,291)	(118,369)

INCOME BEFORE INCOME TAX	97,913	55,597	220,003	220,849
INCOME TAX EXPENSE	(579)	(2,458)	(4,270)	(4,396)

NET INCOME	97,334	53,139	215,733	216,453
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,978	4,134	1,934	(2,547)

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$100,312	$57,273	$217,667	$213,906

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.073	$0.039	$0.158	$0.145

Diluted	$0.072	$0.038	$0.157	$0.144

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.218	$0.117	$0.473	$0.436

Diluted	$0.216	$0.115	$0.470	$0.432

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,381,194,779	1,472,695,529	1,380,626,688	1,471,225,884

Diluted	1,389,396,505	1,485,815,747	1,387,856,833	1,484,794,529

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	June 30,	December 31,
	2019	2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,449,819	$1,436,558
Investment securities	73,098	91,598
Bank deposit with original maturity over three months	60,152	—
Restricted cash	44,272	48,037
Accounts receivable, net	283,841	242,089
Amounts due from affiliated companies	5,317	7,603
Inventories	42,357	40,828
Prepaid expenses and other current assets	91,846	90,749

Total current assets	2,050,702	1,957,462

PROPERTY AND EQUIPMENT, NET	5,646,973	5,661,653
GAMING SUBCONCESSION, NET	169,493	197,533
INTANGIBLE ASSETS, NET	31,004	30,072
GOODWILL	81,564	81,376
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	158,875	186,515
INVESTMENT SECURITIES	591,708	—
RESTRICTED CASH	130	129
DEFERRED TAX ASSETS	3,169	2,992
OPERATING LEASE RIGHT-OF-USE ASSETS	148,108	—
LAND USE RIGHTS, NET	750,047	759,651

TOTAL ASSETS	$9,631,773	$8,877,383

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$20,502	$24,879
Accrued expenses and other current liabilities	1,513,145	1,658,550
Income tax payable	4,739	4,903
Operating lease liabilities, current	36,651	—
Finance lease liabilities, current	37,278	34,659
Current portion of long-term debt, net	884,536	395,547
Amounts due to affiliated companies	6,002	11,469

Total current liabilities	2,502,853	2,130,007

LONG-TERM DEBT, NET	3,815,519	3,665,370
OTHER LONG-TERM LIABILITIES	12,117	28,866
DEFERRED TAX LIABILITIES	56,266	54,063
OPERATING LEASE LIABILITIES, NON-CURRENT	127,260	—
FINANCE LEASE LIABILITIES, NON-CURRENT	259,341	253,374
AMOUNT DUE TO AN AFFILIATED COMPANY	282	—

TOTAL LIABILITIES	6,773,638	6,131,680

SHAREHOLDERS’ EQUITY
Ordinary shares	14,010	14,830
Treasury shares	(93,345)	(657,389)
Additional paid-in capital	2,971,373	3,523,275
Accumulated other comprehensive losses	(25,513)	(49,804)
Accumulated losses	(628,715)	(703,576)

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,237,810	2,127,336
Noncontrolling interests	620,325	618,367

Total equity	2,858,135	2,745,703

TOTAL LIABILITIES AND EQUITY	$9,631,773	$8,877,383

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$100,312	$57,273	$217,667	$213,906
Pre-opening Costs	7	28,765	2,572	31,113
Development Costs	3,920	3,018	9,440	6,907
Property Charges and Other	9,774	9,637	17,206	16,183
Loss on Extinguishment of Debt	—	—	3,721	—
Costs Associated with Debt Modification	—	—	579	—
Income Tax Impact on Adjustments	(1,020)	(179)	(2,089)	(179)
Noncontrolling Interests Impact on Adjustments	(3,790)	(478)	(6,699)	(1,440)

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited	$109,203	$98,036	$242,397	$266,490

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.079	$0.067	$0.176	$0.181

Diluted	$0.079	$0.066	$0.175	$0.179

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.237	$0.200	$0.527	$0.543

Diluted	$0.236	$0.198	$0.524	$0.538

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,381,194,779	1,472,695,529	1,380,626,688	1,471,225,884

Diluted	1,389,396,505	1,485,815,747	1,387,856,833	1,484,794,529

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended June 30, 2019
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$2,484	$3,650	$183,527	$39,185	$39,451	$(62,959)	$205,338
Payments to the Philippine Parties	—	—	—	—	23,203	—	23,203
Land Rent to Belle Corporation	—	—	—	—	762	—	762
Pre-opening Costs	—	—	(46)	60	(7)	—	7
Development Costs	—	—	—	—	—	3,920	3,920
Depreciation and Amortization	5,883	1,989	66,293	46,610	19,023	20,030	159,828
Share-based Compensation	104	38	1,065	508	348	6,193	8,256
Property Charges and Other	15	(389)	(66)	8,413	51	1,750	9,774

Adjusted EBITDA	8,486	5,288	250,773	94,776	82,831	(31,066)	411,088
Corporate and Other Expenses	—	—	—	—	—	31,066	31,066

Adjusted Property EBITDA	$8,486	$5,288	$250,773	$94,776	$82,831	$—	$442,154

	Three Months Ended June 30, 2018
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$13,542	$3,082	$96,426	$26,593	$44,217	$(65,780)	$118,080
Payments to the Philippine Parties	—	—	—	—	23,617	—	23,617
Land Rent to Belle Corporation	—	—	—	—	751	—	751
Pre-opening Costs	—	—	28,754	11	—	—	28,765
Development Costs	—	—	—	—	—	3,018	3,018
Depreciation and Amortization	4,673	2,025	42,660	45,004	18,803	18,596	131,761
Share-based Compensation	100	48	838	430	(131)	5,376	6,661
Property Charges and Other	—	58	2,801	1,164	28	5,586	9,637

Adjusted EBITDA	18,315	5,213	171,479	73,202	87,285	(33,204)	322,290
Corporate and Other Expenses	—	—	—	—	—	33,204	33,204

Adjusted Property EBITDA	$18,315	$5,213	$171,479	$73,202	$87,285	$—	$355,494

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Six Months Ended June 30, 2019
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$12,188	$7,566	$341,747	$87,664	$62,456	$(118,327)	$393,294
Payments to the Philippine Parties	—	—	—	—	37,255	—	37,255
Land Rent to Belle Corporation	—	—	—	—	1,518	—	1,518
Pre-opening Costs	25	—	5	2,549	(7)	—	2,572
Development Costs	—	—	—	—	—	9,440	9,440
Depreciation and Amortization	11,307	3,991	131,995	91,769	38,150	38,959	316,171
Share-based Compensation	204	81	1,711	692	630	11,361	14,679
Property Charges and Other	42	(361)	3,877	8,542	3,356	1,750	17,206

Adjusted EBITDA	23,766	11,277	479,335	191,216	143,358	(56,817)	792,135
Corporate and Other Expenses	—	—	—	—	—	56,817	56,817

Adjusted Property EBITDA	$23,766	$11,277	$479,335	$191,216	$143,358	$—	$848,952

	Six Months Ended June 30, 2018
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$26,191	$8,402	$258,373	$89,357	$72,324	$(115,429)	$339,218
Payments to the Philippine Parties	—	—	—	—	34,994	—	34,994
Land Rent to Belle Corporation	—	—	—	—	1,515	—	1,515
Pre-opening Costs	—	—	31,060	53	—	—	31,113
Development Costs	—	—	—	—	—	6,907	6,907
Depreciation and Amortization	9,519	4,108	82,823	89,545	37,976	37,490	261,461
Share-based Compensation	171	75	1,696	766	(741)	9,212	11,179
Property Charges and Other	461	(432)	5,542	3,531	28	7,053	16,183

Adjusted EBITDA	36,342	12,153	379,494	183,252	146,096	(54,767)	702,570
Corporate and Other Expenses	—	—	—	—	—	54,767	54,767

Adjusted Property EBITDA	$36,342	$12,153	$379,494	$183,252	$146,096	$—	$757,337

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$100,312	$57,273	$217,667	$213,906
Net (Loss) Income Attributable to Noncontrolling Interests	(2,978)	(4,134)	(1,934)	2,547

Net Income	97,334	53,139	215,733	216,453
Income Tax Expense	579	2,458	4,270	4,396
Interest and Other Non-Operating Expenses, Net	107,425	62,483	173,291	118,369
Property Charges and Other	9,774	9,637	17,206	16,183
Share-based Compensation	8,256	6,661	14,679	11,179
Depreciation and Amortization	159,828	131,761	316,171	261,461
Development Costs	3,920	3,018	9,440	6,907
Pre-opening Costs	7	28,765	2,572	31,113
Land Rent to Belle Corporation	762	751	1,518	1,515
Payments to the Philippine Parties	23,203	23,617	37,255	34,994

Adjusted EBITDA	411,088	322,290	792,135	702,570
Corporate and Other Expenses	31,066	33,204	56,817	54,767

Adjusted Property EBITDA	$442,154	$355,494	$848,952	$757,337

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Room Statistics:
Altira Macau
Average daily rate (3)	$177	$187	$178	$191
Occupancy per available room	99%	99%	99%	99%
Revenue per available room (4)	$176	$185	$177	$189
City of Dreams
Average daily rate (3)	$206	$201	$206	$203
Occupancy per available room	98%	97%	98%	98%
Revenue per available room (4)	$202	$196	$201	$198
Studio City
Average daily rate (3)	$132	$135	$133	$137
Occupancy per available room	100%	100%	100%	100%
Revenue per available room (4)	$132	$135	$133	$137
City of Dreams Manila
Average daily rate (3)	$182	$157	$173	$158
Occupancy per available room	98%	98%	98%	98%
Revenue per available room (4)	$178	$154	$170	$155
Other Information:
Altira Macau
Average number of table games	104	103	104	103
Average number of gaming machines	171	129	170	126
Table games win per unit per day (5)	$17,125	$21,491	$20,209	$21,306
Gaming machines win per unit per day (6)	$235	$160	$220	$145
City of Dreams
Average number of table games	518	483	518	481
Average number of gaming machines	823	690	822	678
Table games win per unit per day (5)	$19,184	$14,542	$17,812	$15,568
Gaming machines win per unit per day (6)	$528	$912	$528	$873
Studio City
Average number of table games	293	293	293	293
Average number of gaming machines	985	959	980	951
Table games win per unit per day (5)	$12,812	$13,509	$12,660	$14,399
Gaming machines win per unit per day (6)	$225	$237	$218	$244
City of Dreams Manila
Average number of table games	306	299	304	297
Average number of gaming machines	2,271	1,900	2,256	1,868
Table games win per unit per day (5)	$5,672	$6,165	$5,218	$5,797
Gaming machines win per unit per day (6)	$248	$291	$255	$286

(3)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(5)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(6)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis